CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Creo Inc. (the "Company") on Form 40-F for the period ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Amos Michelson, Chief Executive Officer of the Company, and Mark Dance, Chief Financial Officer and Chief Operating Officer of the Company, each certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Certified as of the filing date of the Form 40-F in the City of Burnaby.

/s/ Amos Michelson /s/ Mark Dance
Amos Michelson Mark Dance
Chief Executive Officer Chief Financial Officer & Chief Operating Officer